Exhibit 99.1

Serving Global Clients from China

HiSoft Announces All Employees Safe and Facilities Undamaged in Japan Earthquake

BEIJING, March 14, 2010 /PRNewswire-Asia-FirstCall/ — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced that all of its employees in Japan are reported safe and its facilities were not damaged in the 8.9-magnitude earthquake and subsequent tsunami that struck Japan on March 11, 2011.

Tiak Koon Loh, HiSoft’s chief executive officer stated, “Our heartfelt condolences extend to the thousands of people affected by this catastrophe. We are fortunate that all our employees in Japan are safe, our facilities were not damaged and no security measures were compromised. As most of our clients are based in the Tokyo metropolitan area, we see limited direct adverse impact to our continued operations at this time. We will continue to monitor and assess on-going developments, and keep the market informed as to whether there is a material impact to our business performance for 2011 as events transpire.”

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com.

For investor and media inquiries please contact:

In China:

Mr. Ross Warner
HiSoft Technology International Limited
Tel: +86-10-5987-5827
Email: investor_relations@hisoft.com

Mr. Agustin Bautista
Ogilvy Financial, Beijing
Tel: +86-10-8520-6166
Email: hsft@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
Email: hsft@ogilvy.com